Exhibit 99.7

NICE Wins 2022 Best Practices Award for Technology Innovation Leadership in
Asia-Pacific Market

Frost & Sullivan recognizes NICE for its industry-leading solutions that deliver efficient and smart AI-powered digital-first experiences

Hoboken, N.J., December 19, 2022 – NICE (Nasdaq: NICE) today announced that it has received Frost & Sullivan’s 2022 Asia-Pacific Cloud Contact Center Services Technology Innovation Leadership Award for its strong overall performance in the Asia-Pacific cloud contact center services industry. With this Best Practices Award, Frost & Sullivan, recognizes the company that delivers the best technology solution for achieving remarkable product and customer success while driving future business value.

Frost & Sullivan evaluated NICE for its complete CX and workforce engagement solutions benefiting enterprise clients of all sizes and industries. Their analysts recognized NICE as a leader in delivering customer interaction solutions that help clients predict customer intent, take action to improve service, and optimize CX.

According to Frost & Sullivan, NICE “CXone delivers extended digital-first reach, hyper-personalization, true omnichannel with digital-to-voice elevation capabilities, real-time interaction advising agents on critical customer behaviors, expanded self-service capabilities, and a complete suite of workforce engagement applications.” Regarding the Asia-Pacific market, Frost and & Sullivan’s research noted that “Asia-Pacific has long been key to NICE’s market expansion strategy with NICE increasing its focus on adapting its solution to local preferences and customer requirements.”

“Frost & Sullivan lauds NICE for differentiating itself in the highly competitive market by having one of the industry’s broadest and most innovative solution portfolios that delivers efficient, consistent, and customized digital-first experiences,” said Sherrel Roche, Industry Principal, Frost & Sullivan. “As a leader in customer interaction solutions, NICE has earned the 2022 Asia-Pacific Cloud Contact Center Services Technology Innovation Leadership Award for its robust CX offerings, successful integration of maturing technologies, and strategic relationships with its clients, partners, and employees.”

NICE is delivering on the requirements of a new digital era, proactively responding to the emerging market standard: SuiteForm, an industry-leading innovation that combines a platform solution with a full suite of digital-first applications. “It is no longer enough to cobble together multiple applications to achieve digital-first CX goals, and that is why NICE offers a comprehensive suite of end-to-end CX solutions as part of its fully integrated, scalable cloud-native platform, CXone,” said Darren Rushworth, President, NICE International. “We are pleased to be recognized by Frost and Sullivan as the leader in delivering CX solutions that meet the needs of the Asia-Pacific market, and we see a great opportunity for growth in that region as more and more organizations move to a single, complete digital and voice customer experience solution.”

About Frost & Sullivan
For six decades, Frost & Sullivan has been world-renowned for its role in helping investors, corporate leaders, and governments navigate economic changes and identify disruptive technologies, Mega Trends, new business models, and companies to action, resulting in a continuous flow of growth opportunities to drive future success. Contact us: Start the discussion.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.